                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               Perini Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   713839 10 8
                ----------------------------------------------------
                                 (CUSIP Number)

                               Kathleen E. Shannon
                       Senior Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 16, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 713839 10 8

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AMERICAN INTERNATIONAL GROUP, INC.
           IRS ID No. 13-2592361
--------------------------------------------------------------------------------
           =====================================================================
    2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
           SOURCE OF FUNDS
    4
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           Incorporated in the State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF                   7       SOLE VOTING POWER
   SHARES
--------------------------------------------------------------------------------
 BENEFICIALLY                 8       SHARED VOTING POWER
   OWNED BY                           2,668,213
EACH REPORTING
--------------------------------------------------------------------------------
  PERSON                      9       SOLE DISPOSITIVE POWER
   WITH
--------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      2,668,213
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,668,213
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           11.58%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 713839 10 8

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
           IRS ID No. 25-0687550
--------------------------------------------------------------------------------
           =====================================================================
    2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
           SOURCE OF FUNDS
    4
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           Incorporated in the Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
  NUMBER OF                   7       SOLE VOTING POWER
   SHARES
--------------------------------------------------------------------------------
 BENEFICIALLY                 8       SHARED VOTING POWER
   OWNED BY                           2,659,846
EACH REPORTING
--------------------------------------------------------------------------------
  PERSON                      9       SOLE DISPOSITIVE POWER
   WITH
--------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      2,659,846
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,659,846
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           11.54%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           IC
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D, dated February 5, 2000, relating to the Common Stock, $1.00 par value ("Common Stock"), of Perini Corporation, a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

Item 2.           Identity and Background.

         (a)-(c) and (f). This statement is filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly-owned subsidiary, National Union Fire Insurance Company of Pittsburgh, Pa., a Pennsylvania corporation ("National Union"). The principal executive offices of AIG and National Union are located at 70 Pine Street, New York, New York 10270. In addition, the 2,668,213 shares of Common Stock owned by AIG include 8,367 shares of Common Stock held by certain investment advisor subsidiaries of AIG on behalf of their clients. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance operations. Other significant activities include financial services, and retirement services and asset management.

         Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 11.9%, 2.0% and 1.8%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke HM08, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The names of the directors and executive officers ("Covered Persons") of AIG, National Union, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Manton, Sullivan and Tse, who are British Subjects, Mr. Johnson, who is a British National, and Mr. Marshall A. Cohen, who is a Canadian citizen.

         (d) and (e). During the last five years, none of AIG, National Union, SICO, Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 4.           Purpose of Transaction.

                  On April 16, 2004, National Union sold 2,046,036 shares of the Common Stock, at a price per share of $15.00, in a public offering (the "Offering") pursuant to the Company's registration statement on Form S-1, Registration No. 333-111338. National Union also agreed with the underwriters of the Offering to sell an additional 306,905 shares of the Common Stock, at a price per share of $15.00, to cover over-allotments by the underwriters.

                  Also, in connection with the Offering, National Union entered into a letter agreement dated December 17, 2003 (the "Lock-Up Letter") with Credit Suisse First Boston LLC (acting on behalf of itself and the several underwriters of the Offering), pursuant to which, among other things, National Union agreed that, for a period ending 90 days after the date of the final prospectus relating to the Offering, National Union will not, without the prior written consent of Credit Suisse First Boston LLC: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, whether any such aforementioned transaction is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement. A copy of the Lock-Up Letter is attached as Exhibit B hereto and incorporated in its entirety by reference. The descriptions of the Lock-Up Letter set forth herein are qualified in their entirety by reference to the Lock-Up Letter.

Item 5.           Interest in Securities of the Issuer.

         (a) and (b) The information required by these paragraphs is set forth in items 7 through 11 and 13 of the cover pages of the Amendment No. 1.

         (c) Other than as described in this Amendment No. 1, AIG, National Union, SICO, The Starr Foundation and Starr, and, to the best of AIG's knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         The response to Item 4 of this Amendment No. 1 is incorporated by reference herein in its entirety.

Item 7.           Material to be Filed as Exhibits

         A List of Directors and Executive Officers of American International Group, Inc., National Union Fire Insurance Company of Pittsburgh, Pa., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.

         B Letter Agreement, dated as of December 17, 2003, by and between National Union Fire Insurance Company of Pittsburgh, Pa. and Credit Suisse First Boston LLC, on behalf of itself and the several underwriters

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2004

                                    AMERICAN INTERNATIONAL GROUP, INC.

                                    By: /s/ Win J. Neuger
                                       ----------------------------------------
                                       Name: Win J. Neuger
                                       Title: Executive Vice President and
                                              Chief Investment Officer

                                    NATIONAL UNION FIRE INSURANCE COMPANY OF
                                    PITTSBURGH, PA.

                                    By: /s/ Win J. Neuger
                                       -----------------------------------------
                                       Name: Win J. Neuger
                                       Title: Vice President

                                  EXHIBIT INDEX

 EXHIBIT                                   DESCRIPTION

   A List of Directors and Executive Officers of American International Group, Inc., National Union Fire Insurance Company of Pittsburgh, Pa., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.

   B Letter Agreement, dated as of December 17, 2003, by and between National Union Fire Insurance Company of Pittsburgh, Pa. and Credit Suisse First Boston LLC, on behalf of itself and the several underwriters